THIS PAPER  DOCUMENT IS BEING  SUBMITTED  PURSUANT TO RULE 101(d) OF  REGULATION
S-T.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                    Wallstreet Racing Stables, Inc. ("WRSB")
                    ----------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   932901 10 1
                               -------------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Ste. 200
                               Englewood, CO 80111
                                 (303) 779-5900
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                     7/13/00
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 932901 10 1
          -----------


1    Name of Reporting Person

          John D. McKey, Jr.


2    Check the Appropriate Box if a Member of a Group            a

                                                                 b     x
                                                                     -----

3    SEC USE ONLY


4    Source of Funds *

          00


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _


6    Citizenship or Place of Organization

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power: 750,000


8    Shared Voting Power: -0-


9    Sole Dispositive Power: 750,000


10   Shared Dispositive Power: -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person: 750,000


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * _


13   Percent of Class Represented by Amount in Row (11): 7.48%


14   Type of Reporting Person *

          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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



ITEM 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Wallstreet Racing Stables, Inc. (hereinafter the "Company"), whose principal place of business is located at 1001 Kings Avenue, Suite 200, Jacksonville, Florida 32207.


ITEM 2: IDENTITY AND BACKGROUND

          a.   Name: John D. McKey, Jr.

          b.   Address: 5016 Inverness Ct., Palm City, Florida 34990

          c. Occupation: Mr. McKey is of counsel at the law firm of McCarthy, Summers, Bobko, Wood, Sawyer & Perry, P.A., located at 2081 East Ocean Boulevard, Stuart, Florida 34996.

          d. During the past five years, Mr. McKey has not been convicted in any criminal proceeding.

          e. During the past five years, Mr. McKey has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Mr. McKey is a citizen of the United States of America.


Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person assigned certain promissory notes with a principal amount of $150,000 and executed by third party entities as consideration for the 475,000 shares of common stock which he acquired and which gave rise to the filing of this Report. These promissory notes, in turn, were previously acquired by the Reporting Person as investments. The Reporting Person also acquired 200,000 shares of common stock in his IRA for which he paid $40,000. The funds used to purchase these shares were the funds of the IRA of the Reporting Person.


Item 4: PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was effected by the Reporting Person for the purpose of investment. The Reporting Person has no plan to effect any transaction which would have the effect of, or result in, any of the following:

          a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

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


          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, however, that in his capacity as a director of the Company, the Reporting Person will review opportunities which come to his attention and act as he deems in the best interest of the shareholders;

          c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of the Company;

          f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          g.   Changes  in  the  Company's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

          j.   Any action similar to any of those enumerated above.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 750,000 shares of Common Stock of the Company. Such amount includes 675,000 shares of Common Stock owned by him directly. The Reporting Person also owns a warrant to acquire 75,000 shares of common stock at an exercise price of $2.00 per share, exercisable until June 21, 2002. The Reporting Person disclaims beneficial ownership of the 250,000 shares owned by his wife, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose. The Reporting Person's beneficial ownership represents 7.48% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          b. The Reporting Person has the sole power to vote and dispose of 675,000 shares of Common Stock of the Company.

          c. The Reporting Person acquired 675,000 shares of common stock of the Company in a private transaction dated July 13, 2000. Of the total amount of shares, 475,000 were acquired in exchange for the assignment of certain promissory notes executed by third party entities in favor of the Reporting Person. The remaining 200,000 were acquired for cash as more specifically disclosed in Item 3 above.

          d.   Not applicable.

          e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

          There is no material required to be filed as exhibits to this Schedule.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.

/s/ John D. McKey, Jr.                                 Date:  August 4, 2000
----------------------                                       ----------------
    John D. McKey, Jr.


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